SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 99866 / March 29, 2024

Admin. Proc. File No. 3-21263

In the Matter of

ONWUKA AFAME

OPINION OF THE COMMISSION

TRANSFER AGENT PROCEEDING

**Grounds for Remedial Action**

      **Misrepresentations on Form TA-1**

      **Failure to Comply with Periodic Filing Requirements**

      **Failure to Make Records Available**

      Registered transfer agent made inaccurate and untimely Commission filings and failed to furnish required records in response to Commission staff requests. *Held*, it is in the public interest to revoke transfer agent's registration.

APPEARANCES:

      *Preethi Krishnamurthy* for the Division of Enforcement.

On December 27, 2022, the Securities and Exchange Commission issued an order instituting administrative proceedings ("OIP") against a trust named Onwuka Afame (the "Trust") under Section 17A(c)(3) of the Securities Exchange Act of 1934.[1]  We now find the Trust to be in default, deem the OIP's allegations to be true, and revoke the Trust's registration as a transfer agent.

## I.    Background

### A.    The OIP alleged that the Trust made inaccurate and untimely filings with the Commission.

The OIP alleged that on November 25, 2020, the Trust applied for registration as a transfer agent with the Commission by filing a Form TA-1, and that the registration became effective on December 21, 2020.  The OIP also alleged that on February 2, 2021, the Trust filed an amended Form TA-1 (which listed a new phone number) and that on February 5, 2021, the Trust filed a second amended Form TA-1 (which listed the same phone number and stated that Afame Onwuka, who signed the form, was the Trust's treasurer and trustee).[2]  According to the OIP, the phone number provided was "not in service" and the Trust never filed an amendment providing the Trust's correct number.  The OIP also alleged that the Trust failed to amend its TA-1 to reflect a change in the Trust's principal address and did not file an annual Form TA-2 for 2021.

### B.    The OIP alleged that the Trust failed to furnish requested records to the Staff.

The OIP alleged that on February 3, 2022, staff from the Division of Examination (the "Staff") emailed the Trust and spoke to Onwuka at a phone number not listed on any of the Trust's Forms TA-1.[3]  According to the OIP, the Staff notified Onwuka that it had opened an examination of the Trust and, later that day, emailed him a document request with a response date of February 14, 2022.  The OIP also alleged that the documents requested were either records that the Exchange Act required the Trust to keep and furnish upon Commission demand, or documents otherwise related to the Trust's transfer agent business.

The OIP alleged that the Trust did not provide the requested documents, and on February 15, 2022, the Staff emailed Onwuka requesting a response.  The OIP claimed that later the same day, the Trust emailed the Staff a copy of a single spreadsheet, containing only three lines that appeared to contain shareholder data for one securities issuer with which the Trust did business, and the Staff again emailed Onwuka to confirm whether the Trust would provide any further

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[1]    *Onwuka Afame*, Exchange Act Release No. 96584, 2022 WL 17979679 (Dec. 27, 2022).

[2]    The record provides no information about any personnel associated with the Trust other than Onwuka.

[3]    The Staff's source for this working phone number is unclear from the record.

response.  According to the OIP, Onwuka responded by email, stating that some of the requested documents were publicly available and that he was reluctant to disclose other, "sensitive" documents.  The OIP also claimed that two days later, on February 17, 2022, Onwuka informed the Staff that the Trust would not cooperate with the examination.

The OIP alleged that on February 22, 2022, the Staff emailed and mailed the Trust a letter stating that the Trust's refusal to provide the requested records violated Exchange Act Section 17.[4]  The OIP alleged that on March 8, 2022, the Staff, via letter, reiterated that the Trust's failure to respond to the Staff's document request violated the Exchange Act; the Staff further notified the Trust that it was non-compliant with Exchange Act Rule 17Ac2-1(c)[5] by failing to correct the inaccurate phone number on its TA-1.

Finally, the OIP alleged that on September 1, 2022, the Division of Enforcement sent the Trust a Wells notice of a potential enforcement action against the Trust, via certified mail and email to the principal business address and email address listed on the Trust's Form TA-1.  According to the OIP, although the certified mailing was returned as undeliverable, Onwuka acknowledged receipt of the Wells notice during a phone call with Division staff on September 6, 2022.

**C.    The Trust failed to answer the OIP, respond to a show cause order, or respond to the Division's motion to hold it in default and impose sanctions.**

The OIP was served on the Trust on January 9, 2023, pursuant to Rule of Practice 141(a)(2)(iii).[6]  On March 1, 2023, the Trust was ordered to show cause why the Commission should not find it in default due to its failure to file an answer or otherwise defend this proceeding.[7]  The show cause order warned the Trust that, if the Commission found it to be in default, the allegations in the OIP would be deemed to be true and the Commission could determine the proceeding against it upon consideration of the record.  After the Trust did not respond to the show cause order, the Division moved for an order deeming the Trust to be in default and revoking its registration.

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[4]    15 U.S.C. § 78q-1.

[5]    17 C.F.R. § 240.17Ac2-1(c).

[6]    17 C.F.R. § 201.141(a)(2)(iii) (providing that service on a registered transfer agent "may be made . . . by sending a copy of the order addressed to the most recent business address shown on the person's registration form by U.S. Postal Service certified . . . mail and obtaining a confirmation of attempted delivery").  Although not required by the Commission's service rule, the OIP was also emailed to the address which Onwuka had previously used to correspond with the Staff.

[7]    *Onwuka Afame*, Exchange Act Release No. 97002, 2023 WL 2313148, at *1 (Mar. 1, 2023).

On September 7, 2023, the Commission issued a renewed order, directing the Trust to show cause by September 21, 2023, why it should not be deemed to be in default and why this proceeding should not be determined against it due to its failure to file an answer or otherwise defend this proceeding. The renewed order also directed the Trust to respond to the Division's default motion.[8] The Trust did not respond to either the renewed order or the Division's motion.

## II.  Analysis

### A.  The Trust is in default and, as a result, the OIP's allegations are deemed true.

Rule of Practice 155(a) provides that if a respondent fails "[t]o answer, to respond to a dispositive motion within the time provided, or otherwise to defend the proceeding," the respondent "may be deemed to be in default" and the proceeding may be determined against it based "upon consideration of the record, including the order instituting proceedings, the allegations of which may be deemed to be true."[9] Because the Trust has failed to answer the OIP or respond to either the show cause orders or the Division's default motion, we find the Trust in default and deem the allegations of the OIP to be true.[10] We base the findings that follow on the record, including the OIP, the Division's motion, and the materials of which we take official notice.

### B.  The Trust violated Exchange Act Section 17A(d)(1) and Exchange Act Rules 17Ac2-1(c) and 17Ac2-2(a) by not amending its Form TA-1 to correct inaccurate information and not filing a Form TA-2 for 2021.

Exchange Act Section 17A(d)(1)[11] prohibits a registered transfer agent from engaging in any activity as a transfer agent that contravenes a Commission rule or regulation. Exchange Act

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[8]  *Onwuka Afame*, Exchange Act Release No. 98308, 2023 WL 5830443, at *1 (Sep. 7, 2023) (noting that it appeared that the earlier order to show cause, which was emailed to Onwuka, may not have been properly served to the Trust's last-registered physical address per Rules of Practice 141(b) and 141(a)(2)(iii), 17 C.F.R. §§ 201.141(b), 201.141(a)(2)(iii)). The renewed order to show cause was mailed to the Trust's last-registered address and, though not required by Commission rules, also emailed to the address at which the Staff had previously reached Onwuka successfully.

[9]  17 C.F.R. § 201.155(a); *see also* Rule of Practice 220(f), 17 C.F.R. § 201.220(f) (providing that, "[i]f a respondent fails to file an answer required by this section within the time provided, such respondent may be deemed in default pursuant to [17 C.F.R.] § 201.155(a)").

[10]  *See, e.g.*, *Edward Walker Benifield Trust*, Exchange Act Release No. 99271, 2024 WL 68230, at *2 (Jan. 4, 2024) (deeming the allegations of the OIP true after transfer agent's default).

[11]  15 U.S.C. § 78q-1(d)(1).

Rule 17Ac2-1[12] describes the requirements for a transfer agent to register under Exchange Act Section 17A(c)(2).[13]  Pursuant to the rule, applicants must provide on Form  TA-1, among other things, the phone number and mailing address for the "principal office where transfer agent activities are, or will be, performed."[14]  Exchange Act Rule 17Ac2-1(c) provides that, if any information provided in the form later "becomes inaccurate, misleading, or incomplete," the transfer agent must correct that information by filing an amendment within 60 days.[15]

The OIP, whose allegations we deem true, states that the Trust's principal phone number, as listed on its Form TA-1, was not in service by, at the latest, March 8, 2022.[16]  The Trust's principal mailing address as listed on its Form TA-1 was also inaccurate by at least September 2022, when the Division's Wells notice mailed to that address was returned as undeliverable.  Yet the Commission's EDGAR database shows that the Trust never filed an amended Form TA-1 to correct its inaccurate phone number and address.[17]

Exchange Act Rule 17Ac2-2(a) further requires that a registered transfer agent file an annual report on Form TA-2 by March 31 of each year.[18]  The Trust never filed a Form TA-2 for 2021.

By failing to amend its Form TA-1 to correct its principal address and phone number within 60 days following the date on which the information became inaccurate, and by failing to

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[12]     17 C.F.R. § 240.17Ac2-1.

[13]     15 U.S.C. § 78q-1(c)(2).

[14]     17 C.F.R. § 249b.100, § 3 (effective June 5, 2008), https://www.sec.gov/files/formta-1.pdf.

[15]     17 C.F.R. § 240.17Ac2-1(c); *see also* 17 C.F.R. § 249b.100, Instruction I(H) ("Each registrant must amend Form TA-1 within sixty calendar days following the date on which information reported therein becomes inaccurate, incomplete, or misleading.").

[16]     The Division's brief claims the phone number was inaccurate as of February 5, 2021—the date of the second amended TA-1.  The OIP, however, only states that the phone number was "not in service," without specifying a date when the number went out of service, or when the Staff discovered that the number was no longer correct.  But the OIP also alleges that the Staff told Onwuka of the inaccurate phone number on March 8, 2022, which provides the basis for our finding here.

[17]     We take official notice of the Trust's EDGAR filings pursuant to Rule of Practice 323, 17 C.F.R. § 201.323 (permitting the Commission to take official notice of "any matter in the public official records of the Commission").

[18]     17 C.F.R. § 240.17Ac2-2(a).

file a Form TA-2 for 2021, the Trust violated Exchange Act Section 17A(d)(1), as well as Exchange Act Rules 17Ac2-1(c) and 17Ac2-2(a).[19]

### C.	The Trust violated Exchange Act Sections 17(a)(1) and 17(b)(1) by not furnishing requested records to the Staff.

Exchange Act Section 17(a)(1) requires registered transfer agents to make, keep, and furnish certain records as the Commission prescribes by rule.[20]  The OIP establishes that the Trust did not provide the Staff with certain records that it was required to make and keep pursuant to the Exchange Act and its rules.

Exchange Act Section 17(b)(1) also provides that "all records" of a registered transfer agent "are subject at any time" to "reasonable" examination by representatives of the Commission.[21]  The OIP establishes that, in addition to records the Trust was required to make and keep, the Staff requested other documents relating to the Trust's transfer agent business.  But other than providing a single document through Onwuka, the Trust refused to cooperate with the examination and provided no additional documents.

Accordingly, by failing to provide the requested records that Exchange Act rules required the Trust to make and keep, the Trust violated Exchange Act Sections 17(a)(1) and 17(b)(1).  And by failing to provide the other records related to its transfer agent business that the Staff requested, the Trust also violated Exchange Act Section 17(b)(1).

### III.	Sanctions

### A.	Revocation of the Trust's transfer agent registration is authorized by statute and in the public interest.

#### 1.	The Trust's misconduct satisfies the prerequisites for remedial action.

Exchange Act Section 17A(c)(3) authorizes us to revoke the registration of a transfer agent if we find, after notice and opportunity for a hearing, that it willfully violated the Exchange Act or one of its rules, or willfully omitted a material fact in a required filing, and that revocation

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[19]	The OIP alleges that the Trust also violated Exchange Act Section 17A(c)(2), 15 U.S.C. § 78q-1(c)(2), which requires transfer agents to register "by filing . . . an application for registration in such form and containing such information" as the Commission may prescribe by rule.  But neither the OIP nor the Division's brief provides an explanation for why the Trust's failures to amend its Form TA-1 after registration and file an annual Form TA-2 violate that statute, and we do not find such a violation here.

[20]	15 U.S.C. § 78q(a)(1).

[21]	15 U.S.C. § 78q(b)(1).

is in the public interest.[22]  The Trust's misconduct satisfies the requisite elements for remedial action under Section 17A(c)(3).

The Trust violated Exchange Act Section 17A(d)(1), and Exchange Act Rules 17Ac2-1(c) and 17Ac2-2(a), by failing to amend its Form TA-1 and failing to file a Form TA-2 for 2021.  In doing so, the Trust also omitted from the TA-1 its correct phone number and address.  These omissions were material because they "significantly altered the 'total mix' of information made available" through the Trust's regulatory filings,[23] and hindered the Staff's ability to contact the Trust in furtherance of its examination.[24]  The Trust also violated Exchange Act Sections 17(a)(1) and 17(b)(1) by failing to furnish requested records to the Staff.

These violations were also willful.  According to the OIP, the Trust willfully violated the Exchange Act and its rules by failing to amend its Form TA-1, file its 2021 Form TA-2, or respond to the Staff's document request.  And, indeed, the record shows that the Trust acted with scienter.[25]  In particular, the Staff notified the Trust by March 8, 2022, that its failure to update its Form TA-1 with a correct telephone number was a violation of Rule 17Ac2-1(c), but the Trust did not make the required correction.[26]  Nor did the Trust update its principal mailing address,

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[22]     *See* 15 U.S.C. § 78q-1(c)(3)(A) (providing that the Commission "by order, shall . . . revoke the registration of such transfer agent, if [it] finds, on the record after notice and opportunity for hearing, that such . . . revocation is in the public interest and that such transfer agent . . . has committed or omitted any act . . . enumerated in" Exchange Act Section 15(b)(4)(A) or (D)).

[23]     *Mathis v. SEC*, 671 F.3d 210, 219-20 (2d Cir. 2012) (quoting *TSC Indus., Inc. v. Norway, Inc.*, 426 U.S. 438, 449 (1976)).

[24]     *Fidelity Transfer Serv., Inc.*, Exchange Act Release No. 34548, 2022 WL 969898, at *5 (Mar. 29, 2022) (finding transfer agent's failure to update address and phone number on Form TA-1 a material omission).

[25]     *See, e.g.*, *Bennett Grp. Fin. Servs.*, Exchange Act Release No. 80347, 2017 WL 1176053, at *4 n.30 (Mar. 30, 2017) ("Our finding of scienter . . . demonstrates that Bennett's violations were willful."), *abrogated in part on other grounds by Lucia v. SEC*, 138 S. Ct. 2044 (2018); *see also Dolphin & Bradbury, Inc. v. SEC*, 512 F.3d 634, 639 (D.C. Cir. 2008) (holding that scienter may be established by recklessness, "an extreme departure from the standards of ordinary care . . . which presents a danger . . . that is either known to the [actor] or is so obvious that the actor must have been aware of it" (citation omitted)); *SEC v. Steadman*, 967 F.2d 636, 641-42 (D.C. Cir. 1992) (defining scienter as "an intent to deceive, manipulate, or defraud").

[26]     *See Benifield*, 2024 WL 68230, at *5 (finding scienter where transfer agent must have known that it was false to represent that its TA-1 did not need to be amended when it had admitted to Commission staff that its address had changed).

though it must have known that its address had changed.[27] Similarly, the Trust knew that the Staff sought records by February 3, 2022, when the Staff discussed its document request with Onwuka via telephone and emailed that request to the email address listed on the Trust's Form TA-1. But after initially responding, the Trust expressly refused to cooperate with the examination and thereafter did not respond to Staff communications. By contrast, Onwuka promptly responded when the Division of Enforcement sent the Trust a Wells notice, although the Trust still never responded to the Staff's document request or filed an amended Form TA-1 or a TA-2 for 2021.[28]

## 2. Revoking the Trust's registration is in the public interest.

Having found the prerequisites for imposing remedial sanctions, we need determine only if any such action is in the public interest. In doing so, we consider the egregiousness of the respondent's actions, the isolated or recurrent nature of the infraction, the degree of scienter involved, the sincerity of the respondent's assurances against future violations, the respondent's recognition of the wrongful nature of its conduct, and the likelihood that the respondent's occupation will present opportunities for future violations.[29] Our public interest inquiry is flexible, with no single factor being dispositive.[30] The remedy is intended to protect the trading public from further harm, not to punish the respondent.[31]

Weighing these factors, we find that revoking the Trust's registration as a transfer agent is in the public interest. The Trust's conduct was egregious and recurrent. The Trust's overt

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[27] *See Fidelity Transfer Serv.*, 2022 WL 969898, at *5 (finding willfulness based on respondent's failures to update phone number and address on Form TA-1 because "it must have known that its own address and phone number had changed").

[28] *See Benifield* (finding scienter where respondent failed to respond to document requests, despite discussing those requests with Commission staff); *Fidelity Transfer Serv.*, 2022 WL 969898, at *6 (finding scienter where respondent "knew Commission staff sought records" but did not respond to document requests); *cf. Phlo Corp.*, Exchange Act Release No. 55562, 2007 WL 966943, at *10 (Mar. 30, 2007) (finding Respondent's noncompliance with Exchange Act Section 17(b)(1) willful where Respondent provided requested documents "only in part after a lengthy delay and only after our staff had warned [Respondent's principal] of the possibility of enforcement action").

[29] *Steadman v. SEC*, 603 F.2d 1126, 1140 (5th Cir. 1979), *aff'd on other grounds*, 450 U.S. 91 (1981); *see also Phlo Corp.*, 2007 WL 966943, at *12 (applying such *Steadman* factors in assessing whether to revoke Respondent's registration as a transfer agent).

[30] *Tzemach David Netzer Korem*, Exchange Act Release No. 70044, 2013 WL 3864511, at *4 (July 26, 2013).

[31] *McCarthy v. SEC*, 406 F.3d 179, 188 (2d Cir. 2005) (noting that the purpose of sanctions "is to protect investors, not to penalize brokers").

refusal to respond to a document request as part of a Commission examination effectively prevented the Staff from carrying out important regulatory oversight functions.[32]  Similarly, during a two-year period, the Trust repeatedly disregarded Commission filing requirements by not amending its registration application and not filing a required annual report, thus hindering the Staff's ability to contact and obtain documents and other necessary information from the Trust.[33]  And, as discussed, the Trust acted with scienter in failing to update its contact information (despite an awareness that it was incorrect) and refusing to respond to the Staff's communications—at least until a Wells notice threatened it with potential enforcement action.[34]

The Trust has also offered no assurances against future violations since it has defaulted in this proceeding.  And its demonstrated unwillingness to comply with fundamental filing requirements and refusal to cooperate with a Commission examination indicate a likelihood that, but for revocation, the Trust would not only engage in future violations, but also engage in conduct preventing Commission personnel from identifying and addressing those violations.  Accordingly, we find it in the public interest to revoke the Trust's transfer agent registration.[35]

An appropriate order will issue.

By the Commission (Chair GENSLER and Commissioners PEIRCE, CRENSHAW, UYEDA and LIZÁRRAGA).

Vanessa A. Countryman
Secretary

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[32]    *See Benifield*, 2024 WL 68230, at \*5 (finding that transfer agent frustrated staff regulatory efforts by failing to respond to document requests); *Fidelity Transfer Serv.*, 2022 WL 969898, at \*6 (same).

[33]    *See, e.g., Benifield*, 2024 WL 68230, at \*5 (finding transfer agent's misconduct "egregious and recurrent" where it disregarded Commission filing requirements over two years); *Fidelity Transfer Serv.*, 2022 WL 969898, at \*6 (finding egregious transfer agent's failure to update its phone number and address on its Form TA-1 because the information "was essential to our staff's ability to carry out its Exchange Act oversight functions"); *Phlo Corp.*, 2007 WL 966943, at \*10, 16 (finding transfer agent's "violation of its reporting obligations was serious, egregious, and recurrent" where it had failed over two years to timely file "three annual and eight quarterly reports with the Commission").

[34]    *See supra* notes 25–28 and accompanying text.

[35]    *Cf. David Henry Disraeli*, Advisers Act Release No. 2686, 2007 WL 4481515, at \*16-17 (Dec. 21, 2007) (revoking investment adviser's registration where there was a high probability of future violations), *pet. denied*, 334 F. App'x 334 (D.C. Cir. 2009).

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 99866 / March 29, 2024

Admin. Proc. File No. 3-21263

In the Matter of

ONWUKA AFAME

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the transfer agent registration of Onwuka Afame be, and it hereby is, revoked.

By the Commission.

Vanessa A. Countryman
Secretary